May 9, 2017
To whom it may concern:
Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Hiromi Yoda Director, Senior Managing Executive Officer
Phone:	+81-(0)3-6758-6711

Notice Regarding Differences between Non-consolidated Earnings for the FY Ended March 31, 2017 and those for the Previous FY

 MINEBEA MITSUMI Inc. hereby announces the differences between its non-consolidated earnings for the fiscal year ended March 31, 2017 (from April 1, 2016 to March 31, 2017) and those for the previous fiscal year, as follows:

1.	Differences between the Full-Year Non-Consolidated Earnings for the Fiscal Year Ended March 31, 2017 (from April 1, 2016 to March 31, 2017) and those for the Previous Fiscal Year
	Net sales	Ordinary income	Net income	Net income per share
Results for the previous fiscal year (A)	millions of yen	millions of yen	millions of yen	yen
	451,101	15,950	11,750	31.41
Results for the fiscal year March 31, 2017 (B)	452,506	11,084	3,199	8.35
Difference (B-A)	1,404	(4,866)	(8,551)	－
Difference (%)	0.3	(30.5)	(72.8)	－

2.	Reasons for the Differences
Regarding the non-consolidated earnings for the fiscal year ended March 31, 2017, ordinary income decreased because of the lower gross profit due to the impact of fluctuations in foreign exchange rates, and the one-time increase in expenses associated with business integration with MITSUMI ELECTRIC CO., LTD. In addition, net income decreased primarily due to the loss related to the redemption of Minebea Co., Ltd. Series I Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights, all of which were originally purchased from the Development Bank of Japan Inc. as the measure for addressing the dilution resulting from the increase in the number of issued and outstanding shares associated with the business integration.

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